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02021461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38830

RECEIVED MAR 1 1 2002 143 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RAINBOW INTERNATIONAL EQUITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

396 BROADWAY, SUITE 1003

(No. and Street)

NEW YORK	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY YAN (212)219-2480

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN SUN, CPA

(Name — if individual, state last, first, middle name)

109 LAFAYETTE STREET, SUITE C2, NEW YORK, NY 10013

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/30/02

OATH OR AFFIRMATION

I, GREGORY YAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAINBOW INTERNATIONAL EQUITIES INC, as of DECEMBER 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

THONG TO DUY
Notary Public, State of New York
No. 31-4663936
Qualified in New York County
Commission Expires March 30, 2002

Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EXHIBIT A

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS			
CASH		$ 36,823	
ACCOUNTS RECEIVABLE		837	
TOTAL CURRENT ASSETS			$ 37,660
FIXED ASSETS			
FURNITURE & FIXTURE	$ 13,228		
LESS: ACCUMULATED DEPRECIATION	(13,228)		
NET BOOK VALUE		0	
MACHINERY & EQUIPMENT	51,177		
LESS : ACCUMULATED DEPRECIATION	(43,242)		
NET BOOK VALUE		7,935	
TOTAL FIXED ASSETS			7,935
OTHER ASSETS			
DEPOSITS-RENT		4,700	
DEPOSITS		2,093	
DEPOSITS-CLEARING BROKER		25,000	
TOTAL MISCELLANEOUS ASSETS			31,793
TOTAL ASSETS			$ 77,388

EXHIBIT A

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2000

LIABILITIES & SHAREHOLDERS' EQUITIES

CURRENT LIABILITIES		
ACCRUED TAXES PAYABLE	$ 455	
ACCRUED EXPENSES PAYABLE	2,993	
TOTAL CURRENT LIABILITIES		$ 3,448
SHAREHOLDERS' EQUITIES		
CAPITAL STOCK	100,000	
RETAINED EARNINGS - PRIOR YEAR	(17,570)	
RETAINED EARNINGS - CURRENT YEAR	(8,490)	
TOTAL SHAREHOLDERS' EQUITIES		73,940
TOTAL LIABILITIES & SHAREHOLDERS' EQUITIES		$ 77,388

EXHIBIT A-1

RAINBOW INTERNATIONAL EQUITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

TOTAL STOCKHOLDERS' EQUITY (EXHIBIT A)	$	73,940
DEDUCT:		
NON-ALLOWABLE ASSETS		14,728
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		59,212
HAIRCUTS ON SECURITIES		0
NET CAPITAL	$	59,212

EXHIBIT A-2

RAINBOW INTERNATIONAL EQUITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2001

MINIMUM NET CAPITAL REQUIRED:		
6-2/3% OF AGGREGATE INDEBTEDNESS	$	230
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		5,000
NET CAPITAL REQUIREMENT	$	5,000
NET CAPITAL - SCHEDULE A-1	$	59,212
LESS: NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	54,212

EXHIBIT B

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2001

INCOME		
COMMISSION INCOME	$ 20,699	
INTEREST INCOME	617	
TOTAL INCOME		$ 21,316
OPERATING EXPENSES		
BANK CHARGES	30	
DEPRECIATION EXPENSES	3,784	
INFORMATION SYSTEM SERVICES	4,212	
INSURANCE	362	
NY STATE AND LOCAL CORPORATION T	455	
OFFICE EXPENSES	850	
PROFESSIONAL FEES	1,440	
POSTAGE	288	
RENT	14,400	
TELEPHONE	3,985	
TOTAL OPERATING EXPENSES		29,806
NET INCOME		$ (8,490)

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION-CASH BASIS
DECEMBER 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES:		
NET INCOME	$	(8,490)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH FLOW FROM OPERATING ACTIVITIES:		
DEPRECIATION		3,784
(INCREASE) DECREASE IN:		
DUE FROM BROKER		640
ACCRUED TAXES		(154)
ACCRUED EXPENSES		1,294
NET CASH FLOW FROM OPERATING ACTIVITIES		(2,926)
CAPITAL EXPENDITURES		
ADDITIONS TO MACHINERY & EQUIPMENT		(4,000)
TOTAL CASH FLOW	$	(6,926)
CASH AND CASH EQUIVALENTS		
AT BEGINNING OF YEAR		(43,749)
AT END OF YEAR		36,823
DECREASE IN CASH FLOW	$	(6,926)

RAINBOW INTERNATIONAL EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. RAINBOW INTERNATIONAL EQUITIES, INC. WAS INCORPORATED IN THE STATE OF NEW YORK IN DECEMBER 1987. ACTUAL OPERATIONS DID NOT COMMENCE UNTIL MARCH 1988.

2. COMPUTATION OF NET CAPITAL

THERE ARE NO MATERIAL DIFFERENCES IN THE COMPUTATION OF NET CAPITAL BETWEEN THE AUDITED REPORT AND THE CORRESPONDING UNAUDITED PART II A OF THE FOCUS REPORT.

3. RESERVE REQUIREMENTS

THE COMPANY IS EXEMPT FROM THE RESERVE REQUIREMENTS OF 15C3 – 3 UNDER K (2) (B) OF THE SECTION.

4. ACCOUNTING SYSTEM

THERE WERE NO MATERIAL INADEQUACIES IN THE FINANCIAL RECORD DEEPING AND ACCOUNTING PROCEDURES FOLLOWED BY THE COMPNY.

STEPHEN SUN, C.P.A.
109 LAFAYETTE STREET, SUITE C2, NEW YORK, N.Y. 10013
TEL: (212) 966-1355 • FAX: (212) 966-5588

The Board of Directors
Rainbow International Equities, Inc.
396 Broadway, Suite 1003
New York, NY 10013

I have examined the statement of financial condition of Rainbow International Equities Inc. as of December 31, 2001 and the related statements of income and expense, and changes in stockholders' equity for the year then ended. My examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the aforementioned financial statements present fairly the financial position of Rainbow International Equities, Inc. at December 31, 2001, and the results of its operations, and stockholders' equity for the year then ended, in conformity with generally accepted accounting principles.

Respectfully submitted,

New York, NY

February 27, 2002